PITAGORA
revisione

Corso Matteotti, 21 - 10121 Torino
Tel. +39 011 51.78.602 r.a. - Fax +39 011 51.89.491
e-mail:pitagorarev@pitagora.org

Via Pagano, 56 - 20145 Milano
Tel. +39 02 439.11.617 - Fax +39 02 439.16.332
e-mail: pitagorami@pitagora.org

**To the Board of Directors and Stockholders of**
Multigioco S.r.l.
Grottaferrata, Italy

We have reviewed the accompanying balance sheet of Multigioco S.r.l. as of June 30, 2014 and the related statements of operations, changes in equity, comprehensive income and cash flows for the six-months ended June 30, 2014 and 2013. These financial statements are the responsibility of the Multigioco's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we don't express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Multigioco S.r.l. as of December 31, 2013 and the related statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated August 1, 2014 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

**Pitagora Revisione S.r.l.**
Turin, Italy
August 8, 2014

**Roberto Seymandi**
*Partner*

*Member of JEFFREYS HENRY INTERNATIONAL*
**PITAGORA REVISIONE S.r.l. - Società di Revisori Contabili**
Sede Legale: 10121 Torino - C.so Matteotti, 21
Cap. Soc. € 30.000,00 i.v. • P.I. 07786350012 • Reg. Imp. Torino n. 05235621009